UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Focus Media Holding Limited

File No. 000-51387 - CF# 23832

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Focus Media Holding Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2009, as amended on September 8, 2009.

Based on representations by Focus Media Holding Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.181   through December 18, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel